MANAGEMENT’S DISCUSSION & ANALYSIS – ANNUAL FISCAL 2009

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee at March 23, 2010. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. (the Company or Nevsun) and notes thereto for the year ended December 31, 2009. The information provided herein supplements but does not form part of the financial statements.  This discussion covers the year and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.  Additional information relating to the Company is available at www.sedar.com.

Business of the Company

The principal business of the Company is the development of the Bisha Project in Eritrea, located in northeast Africa.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

Construction progress and outlook

Construction

The Bisha Mine construction is now over 50% complete and commissioning of the Bisha production plant is expected to commence in late 2010.  Photographs of the construction progress can be found on the Company web site – www.nevsun.com/properties/photo_gallery.  Equipment and materials procurement is substantially complete, shipments are well advanced and all principal development and operational contracts are in place.  The Company updated its capex estimate in early 2010 and increased it by $10 million to $260 million.  As of December 31, 2009 supply for approximately $136.9 million has been either spent, ordered or arranged.

All key senior project operations personnel are in place.  Installation of the SAG and ball grinding mills are planned to be completed by the end of Q2 2010.  In addition, structural steel and platework is scheduled to be completed mid-Q3 2010 with electrical and piping completion following shortly thereafter.  Furthermore, the construction of the tailings facility commenced in Q4 2009 and the installation of the impermeable liner is scheduled to commence in late Q1 2010.  The southern wall will be completed in Q1 2010 and the northern wall is scheduled for completion in Q2 2010.

Mining The Company will begin prestrip mining in late Q1 2010. Prestripping activity is expected to last six months and ore stockpiling is expected to begin in early Q3 2010.

Exploration

The Company will continue work on the Harena deposit to further define its potential as mill feed for the Bisha plant, including drill testing the southwest strike extension of Harena which displays similar gravity and EM signatures to Harena.  Additional drilling will also take place on other potential VMS targets already identified on the property along with continued prospecting, mapping, sampling and ground geophysical surveys in order to potentially identify new targets on the license.

Bisha Project Economics (see assumptions below)

High returns and quick capital payback highlight the economic strength of the Project. Low site operating costs throughout the projected mine life result in Bisha being particularly robust. Management presents below a table of three scenarios of economic estimates using three different metals prices cases(1):

	Low	Mid	High
Internal rate of return	20%	45%	63%
Payback	2.8 years	1.6 years	1.0 years
Life of mine net cash	$426 million	$1,104 million	$1,759 million

(1) Assumptions	Low metals price scenario – Au $600, Cu $1.50, Zn $0.50, Ag $8
Mid metals price scenario – Au $900, Cu $2.25, Zn $0.75, Ag $12
High metals price scenario – Au $1200, Cu $3.00, Zn $1.00, Ag $16
Preproduction capex – $260 million
After-tax, undiscounted cash flows

Nevsun ownership interest in the Bisha Project

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).

The final amount to be paid by the State will be determined by an independent valuator and will be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.

Highlights of the Bisha Project

Bisha is a high-grade gold, copper, zinc deposit that has a strong economic return over a mine life of over 10 years. The top layer of the deposit is high-grade gold oxide material, lying at surface that allows an early payback of capital. The Project has the full support of the Eritrean Government, whose senior representatives are assisting Nevsun in expediting the Project.

Production schedule

The following production statistics are based on a 2006 feasibility study:

Years	2011	2012	2013	2104	2015	2016	2017	2018	2019	2020
	Oxide		Supergene			Primary
Oxide Processing
Gold	900,000 oz		80,000 oz			80,000 oz
Silver	1,535,000 oz		3,040,000 oz			4,690,000 oz
Sulphide Processing
Copper			538,000,000 lbs			196,000,000 lbs
Zinc						1,075,000,000 lbs

Projected Bisha production net cash flows after taxes and sustaining capital at various metals prices

The following cash flow projections are based on a 2006 feasibility study, updated for 2009 cost revisions, 2006 feasibility production statistics and on the metals prices assumptions indicated in the table that accompanies the graph:

Gold

Copper

Zinc

Silver

Selected Annual Information

The following annual and quarterly financial information was prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Years Ended (audited)
	December 31, 2009	December 31, 2008	December 31, 2007
Revenue	$-	$-	$-
Loss for the year from continuing operations	$(5,507,787)	$(7,661,493)	$(4,156,420)
Income (loss) for the year from discontinued operations	$-	$1,975,282	$(7,839,611)
Net loss for the year	$(5,507,787)	$(5,686,211)	$(11,996,031)
Loss per share from continuing operations (basic & diluted)	$(0.04)	$(0.06)	$(0.03)
Income (loss) per share from discontinued operations (basic & diluted)	$-	$0.02	$(0.07)
Net loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.10)
Total assets	$161,752,933	$86,390,135	$74,452,658
Total long term financial liabilities	$57,214,805	$13,530,955	$4,171,482

Results of Continuing Operations

When comparing the results of 2009 with those of 2008, the largest variances result from: (1) The decrease in write-down of short-term investments of $2,393,152 from the prior year, resulting in a charge to income of $45,112 for 2009 (2008 - $2,438,264, 2007 - $nil); (2) A $904,609 reduction in investment income to $30,424 (2008 - $935,033, 2007 - $920,000); (3) A $559,461 decrease in consulting costs to $263,359 (2008 - $822,820, 2007 - $824,447).

At the beginning of 2008, the Company decided to proceed with the development of the Bisha project and accordingly all costs related to the project, with the exception of foreign exchange, have since been capitalized. Significant expenses that are included in general and administrative expenses in the consolidated statement of operations are as follows:

	Year ended December 31
	2009	2008	2007
Accounting and audit	303,752	340,630	504,239
Remuneration	1,862,852	1,720,263	1,340,088
Stock-based compensation	1,696,343	1,778,431	2,344,456
Exploration	569,775	527,058	4,722,438

Accounting and audit fees decreased from 2008 to 2009 as the sale of the Mali operations reduced the scope of accounting and audit work.  Remuneration costs increased from 2008 to 2009 due to additional staff complement in 2009.  Stock based compensation decreased compared to 2008 due to: (1) Fewer options being issued to employees; and (2) Options being issued to non-employees which only partially vested in 2009.

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):

	2009 4th	2009 3rd	2009 2nd	2009 1st
Revenue	$-	$-	$-	$-
Loss for the period	(2,289,230)	(1,016,411)	(1,189,209)	(1,012,937)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
	2008 4th	2008 3rd	2008 2nd	2008 1st
Revenue	$-	$-	$-	$-
Loss from continuing operations	(4,847,622)	(843,221)	(849,744)	(1,120,906)
Income (loss) from discontinued operations	-	-	3,477,763	(1,502,481)
Income (loss) for the period	(4,847,622)	(843,221)	2,628,019	(2,623,387)
Loss per share from continuing operations(1)	(0.03)	(0.01)	(0.01)	(0.01)
Income (loss) per share from discontinued operations	-	-	0.03	(0.01)
Income (loss) per share	$(0.03)	$(0.01)	$0.02	$(0.02)

(1)Each line of income (loss) per share information in the table is presented as basic and diluted

When comparing Q4 2009 with Q4 2008, the largest variances result from: (1) A decrease in write-down of short-term investments of $2,393,152 from the prior quarter, resulting in a charge to income in Q4 2009 of $45,112 (Q4 2008 - $2,438,264, Q4 2007 - $nil) and; (2) A $504,780 decrease in consulting expenses to $19,610 in Q4 2009 (Q4 2008 - $524,390).

Discontinued Operations and Sale of Mali Assets

During Q2 2008 the Company sold all of its interests in its Malian assets for $20,000,000 plus a 1% net smelter return royalty interest, for a gain on sale of $3,796,142 that is included in discontinued operations.

Liquidity and Capital Resources

The Company’s cash at December 31, 2009 was $29.1 million (December 31, 2008 – $40.7 million).

In January 2008 the Company received $25 million related to the provisional payment on acquisition by ENAMCO of its contributing interest in Bisha.  ENAMCO continues to fund its share of all costs of the Bisha project and advanced $21.9 million to Bisha during 2009.  The advances incurred $1,413,850 of interest, which was capitalized to property, plant and equipment.  The interest and advances will be repaid out of operating cash flow, are not callable and have no specified repayment terms.

In May 2008 the Company received $20 million from the sale of its Mali assets. In July 2008 the Company also collected $3 million from PMI Gold Corporation related to the 2007 sale of its Ghana assets.

In September 2009 the Company received a $20 million loan from ENAMCO.  In October 2009 it then raised $30.1 million by way of a non-brokered private placement of 11,500,000 common shares.

From these cash resources the Company used $83.8 million in its operating and investing activities during 2009 (2008 - $45.1 million). The Company has spent $122.4 million on the Bisha capital project and based on current estimates, as at December 31, 2009 required approximately $137.6 million to complete the project.

Subsequent to December 31, 2009 the Company raised a further $111.5 million by way of a non-brokered private placement of 52,000,000 common shares.  The Company is confident the funds from this private placement, together with its existing cash and the ongoing one-third contribution by ENAMCO to Bisha will be sufficient to see the Bisha project through to cash positive operations.

In July 2009 the Company’s subsidiary, Bisha Mining Share Company (BMSC) had arranged debt facilities totalling $235 million for the Bisha project. The debt package was a mix of senior and subordinated facilities from a lending group comprised of seven institutions from Europe and South Africa.

In February 2010 the Company changed its approach to funding the Bisha project to ensure the project continued on schedule. While Bisha had already completed project debt agreements with European and South African lenders, these debt facilities had not yet been drawn and it became apparent that access to the debt in the required time frame was uncertain. The Company and ENAMCO concluded that the debt facilities were unreliable and inconclusive for the Bisha project.

As a result of the change in approach to funding the Bisha project, during Q1 2010 the Company expensed approximately $8 million of costs related to securing the debt financing that at December 31, 2009 were treated as deferred finance costs and were included in property, plant and equipment.

Contractual Obligations

As of December 31, 2009 the Company had the following contractual obligations:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Purchase commitments	22,000,000	22,000,000	-	-	-
Advances by minority interest(1)	36,804,805	-	36,804,805	-	-
Loan by minority interest	20,451,174	451,174	13,333,333	6,666,667	-
Asset retirement obligation	410,000	-	-	-	410,000
Total Contractual Obligations	79,665,979	22,451,174	50,138,138	6,666,667	410,000
(1) Advances by minority interest have no specified repayment terms, management expect they will be repaid in 2-3 years

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $2,000,000 at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO (the Eritrean State mining company). Refer to note 10(a) of the annual consolidated financial statements for a description of the purchase price adjustment with ENAMCO.

Also refer to note 4 of the annual consolidated financial statements for a description of the Company’s financial instruments and risk management.

Outstanding Share Data

As of the date of this MD&A the Company had 192,636,822 shares issued and outstanding.
Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar. An estimate of currency risk exposure as at December 31, 2009 is included in note 4(c)(i) to the annual consolidated financial statements.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation, and the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change and out of the Company’s control. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that, as at December 31, 2009, the Company’s disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated whether there has been any change in our internal control over financial reporting during the fiscal year ended December 31, 2009.  Management has determined that there was no change in our internal control over financial reporting during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the "Exchange Act").

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP ("KPMG"), an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009. The attestation report is included with the consolidated financial statements.

Adoption of New Accounting Standards

Handbook Section 3064, Goodwill and Intangible Assets, which replaces the previously issued Section 3062 bearing the same name, became effective on January 1, 2009.  The Company has determined that adoption of Section 3064 will had no effect on previously issued financial information or on the financial statements for the year ended December 31, 2009.

On January 1, 2008 the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants: capital disclosures, inventories, assessing going concern, and financial instruments – disclosures and presentation.  A description of these standards and the impact of their adoption on the Company are discussed in note 3 to the annual consolidated financial statements.

The Canadian Accounting Standards Board (CASB) announced that International Financial Reporting Standards (IFRS) will replace Canada’s current GAAP for publicly-accountable, profit-oriented enterprises starting January 1, 2011.  In Q4 2009 the Company applied for and received an exemption from the Canadian Securities Administrators from reporting its financial results in accordance with Canadian GAAP starting January 1, 2010.  As a result, the Company will adopt IFRS one year in advance of the date announced by the CASB.

Early adoption of IFRS will be beneficial as it will reduce complexity in the preparation and reporting of the Company’s financial information as the Company’s material operating subsidiary already prepares its records in accordance with IFRS. In addition, adoption of IFRS while the Bisha Mine is in development will result in fewer material differences on transition than if the Company were to adopt IFRS subsequent to the Mine commencing production.

Nevsun’s IFRS conversion plan includes accounting policy assessments, third party specialist involvement, preparation of a transitional balance sheet and assessments of its internal controls and business processes.

Accounting staff have attended in-depth IFRS training courses and Eritrean accounting staff is already preparing their records in accordance with IFRS.  A third party IFRS specialist has been engaged to assist in researching and providing documentation support for accounting policy selection.

Nevsun has evaluated and believes that no material changes will be made to its accounting software, chart of accounts, internal controls and its disclosure controls and processes. Management has reviewed the quantitative impact of the accounting policy changes it expects to make.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle. One mandatory exception relevant to Nevsun stipulates that where a subsidiary of a parent entity has previously prepared financial statements in full compliance with IFRS, the carrying amounts reported in those stand alone financial statements must be used as the basis for the subsidiaries inclusion in the consolidated transition balance sheet. Nevsun’s Eritrean subsidiaries have previously prepared audited financial statements in full compliance with IFRS and therefore are excluded from applying the optional elections set out in IFRS 1 at Nevsun’s transition date. However on a consolidated basis Nevsun is not precluded from adopting accounting policies which differ from those previously applied by a subsidiary in its stand alone financial statements.  Any accounting policy differences are required to be aligned on consolidation.

Qualitative Analysis of IFRS Adoption

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However, there are important differences with regard to recognition, measurement and disclosure.  While adoption of IFRS will not change Nevsun’s actual cash flows, it will result in changes to Nevsun’s balance sheet, statement of operations, comprehensive income and statement of changes in shareholders’ equity.  In order to facilitate the users of the financial statements to better understand these changes, the following qualitative explanation of the significant differences between Canadian GAAP and IFRS, as they apply to the Company, was completed:

a)

Warrants

Under Canadian GAAP the Company classifies warrants it issues to purchase common shares as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares, for a fixed price stated in a currency other than the Company’s functional currency and not offered pro rata to all existing shareholders of the same class at the time of issuance, will be considered derivative financial liabilities. Such warrants will be required to be measured and recognized at fair value with changes subsequent to initial recognition charged to income.

b)

Non-controlling interest

Under Canadian GAAP, when the non-controlling interest is not obligated to fund its share of losses, the Company does not attribute losses to the non-controlling interest once the interest has been reduced to nil.  Under IFRS, the Company will be required prospectively from the transition date to allocate comprehensive losses based on their effective interest, even if this results in a deficit non-controlling interest balance.

c)

Exploration costs

In addition to the differences noted above between Canadian GAAP and IFRS, that will lead to quantitative differences in previously reported results, on January 1, 2010 the Company will change its accounting policy on the treatment of exploration costs so as to align itself with the policy of its Eritrean subsidiary.  The Company’s Canadian GAAP policy has been to expense exploration costs as incurred, however, on adoption of IFRS on January 1, 2010 it will capitalize these costs to property, plant and equipment.

d)

Statement of operations and retained earnings

As described above, the expected changes in accounting policies will result in adjustments to net income presented for comparative periods and retained earnings on the transitional balance sheet dated January 1, 2009.

A reconciliation of the four above noted changes on the Company’s January 1, 2009 and December 31, 2009 financial positions is as follows:

NEVSUN RESOURCES LTD. Consolidated Transitional Balance Sheet (Expressed in United States dollars) Unaudited
		January 1, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$40,655,348	$-	$40,655,348
Short-term investments		290,969	-	290,969
Accounts receivable and prepaids		1,841,612	-	1,841,612
Inventory		207,290	-	207,290
		42,995,219	-	42,995,219

Property, plant and equipment	(c)	43,394,916	28,483,195	71,878,111

		$86,390,135	$28,483,195	$114,873,330

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$10,312,079	$-	$10,312,079
		10,312,079	-	10,312,079

Non-current liabilities:
Financial liability	(a)	-	282,778	282,778
Loans and borrowing from non-controlling interest		38,530,955	-	38,530,955
		38,530,955	282,778	38,813,733

Shareholders’ equity:
Share capital	(a)	240,421,472	(2,574,793)	237,846,679
Contributed surplus		12,484,114	-	12,484,114
Deficit	(a), (c), (d)	(215,358,485)	30,775,210	(184,583,275)
		37,547,101	28,200,417	65,747,518
		$86,390,135	$28,483,195	$114,873,330

NEVSUN RESOURCES LTD. Consolidated Balance Sheet (Expressed in United States dollars) Unaudited
		December 31, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$29,066,637	$-	$29,066,637
Short-term investments		1,283,730	-	1,283,730
Accounts receivable and prepaids		3,200,506	-	3,200,506
Inventory		2,275,711	-	2,275,711
		35,826,584	-	35,826,584

Property, plant and equipment	(c)	125,926,349	29,052,970	154,979,319

		$161,752,933	$29,052,970	$190,805,903

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$13,080,482	$-	$13,080,482
		13,080,482	-	13,080,482

Non-current liabilities:
Asset retirement obligation		410,000	-	410,000
Loans and borrowing from non-controlling interest		81,804,805	-	81,804,805
		82,214,805	-	82,214,805

Shareholders’ equity:
Share capital	(a)	272,708,210	(2,574,793)	270,133,417
Contributed surplus		13,563,672	-	13,563,672
Accumulated other comprehensive income		1,052,036	-	1,052,036
Deficit	(a),(c),(d)	(220,866,272)	31,808,427	(189,057,845)
		66,457,646	29,233,634	95,691,280

Non-controlling interest	(b)	-	(180,664)	(180,664)

		$161,752,933	$29,052,970	$190,805,903

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk  The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

Currency risk  The Company’s functional and reporting currency is the United States Dollar.  At present all of the Company’s activities are carried on outside of the United States and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.

Development risk  Mineral property development is a speculative business and involves a high degree of risk.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental risk  The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

Exploration risk  Exploration for mineral deposits involves significant risk that even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the Company’s exploration programs will establish additional economically recoverable reserves.

Foreign operation risk  The Company conducts operations through foreign subsidiaries with operations in Barbados and Eritrea, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Funding risk  Additional future funds may be required for development. Historically, the only sources for such funds have been the sale of equity capital and long-term debt.  There is no assurance that sources of financing will be available on acceptable terms or at all.

Infrastructure risk Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Key executive risk  The Company is dependent on the services of key executives.  Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Operating risk  Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, pit collapse or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Ownership risk  There is no guarantee that title to the properties in which the Company has an interest will not be challenged or impugned.  Title to these properties may be affected by undetected defects.

Political risk  The Company’s material properties are located in Eritrea and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Company’s activities or may result in the impairment or loss of part or all of the Company’s interest in the properties.  During December 2009 the United Nations Security Council imposed sanctions on Eritrea related to an arms embargo, which in itself has no direct impact to the Bisha project, except to cause some uncertainty as to how UN member states may continue to deal with the country.

Reserve and resource estimate risk  The figures for reserves and resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of recovery will be realized.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render mineral reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the Company’s reserves and resources.  Should such reductions occur, material write downs of the Company’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Share price risk  The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the Company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment.  The affect of these and other factors on the market price of the Common Shares on the exchanges in which the Company trades suggests that the Company’s shares will be volatile.  In the previous eight quarters, between January 1, 2008 and December 31, 2009, the Company’s shares traded in a range between Cdn $0.35 and Cdn $3.66

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs ,construction schedules, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

March 23, 2010